SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-5491
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189
REQUIRED INFORMATION
     The Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES
     The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

By:	Rowan Companies, Inc. Savings
And Investment Plan
Administrative Committee:

/s/ GARY L. MARSH		June 29, 2009
Gary L. Marsh

EX-23.1

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN
Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Rowan Companies, Inc. Savings and Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/S/ MCCONNELL & JONES LLP
McConnell & Jones LLP
Houston, Texas
June 29, 2009

Rowan Companies, Inc. Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investment, at fair value:
Plan interest in Master Trust [1]	$57,454,298	$80,044,636

Receivables
Employer contributions	314,089	191,435
Participant contributions	641,498	487,303

	955,587	678,738

Net Assets Available for Benefits at Fair Value	58,409,885	80,723,374

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	289,321	52,079

Net Assets Available for Benefits	$58,699,206	$80,775,453

[1]	Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

Rowan Companies, Inc. Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Investment (Loss) / Income
Plan interest in net (loss) / income of Master Trust	$(29,239,085)	$8,661,947

Contributions
Employer	5,042,510	2,457,452
Participant	9,956,246	6,489,081

Total contributions	14,998,756	8,946,533

Deductions
Benefits paid directly to participants	7,835,918	9,978,720

Total deductions	7,835,918	9,978,720

Net (Decrease) / Increase	(22,076,247)	7,629,760

Net Assets Available for Benefits, Beginning of Year	80,775,453	73,145,693

Net Assets Available for Benefits, End of Year	$58,699,206	$80,775,453

The accompanying notes are an integral part of these financial statements.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	PLAN DESCRIPTION

The following brief description of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution, individual account 401(k) plan covering substantially all drilling division employees of Rowan Companies, Inc. and its subsidiaries (“Rowan”).

Participation – Employees hired before January 1, 2008 are eligible to enter the Plan on the first day of each month upon completion of two months of service. Employees hired on or after January 1, 2008 are not eligible to enter the Plan, but are eligible to enter a separate defined contribution, individual account 401(k) plan administered by Rowan.

Funding – Plan participants may make contributions of up to 60% of their regular compensation on a before- or after-tax basis. Eligible employees who have never had a contribution election in place are subject to automatic enrollment. Rowan will automatically deduct 3% from their pay on a pre-tax basis following a 30 day notice period. The deferral rate is increased by 1% each year until it reaches a maximum of 6% of compensation. Employees can elect to stop or change this automatic contribution. Rowan makes matching contributions to all participants in an amount equal to 100% of the first 1% of the participant’s eligible compensation and 50% of the next 5% of the eligible compensation. Participants who attain the age of 50 before the end of the Plan year may make additional before-tax contributions to the Plan ($5,000 for 2008 and 2007).

Investment Options – The assets of the Plan are held in the Master Trust for Rowan Companies and Affiliates Defined Contribution Plans (the “Master Trust”) and managed by Fidelity Management Trust Company, the Trustee of the Plan (the “Trustee”). Plan participants direct the investment of their accounts among the Plan’s investment options and may, at their sole discretion, transfer amounts between such options, including the Rowan Companies Unitized Stock Fund (the “Fund”), at any time.

Expenses – Participants’ accounts are charged with investment advisory and other fees by the Trustee through charges by the underlying funds. Other expenses of administering the Plan and Master Trust are borne by the Plan or by Rowan, at its discretion.

Vesting Provisions – Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon. Qualified Automatic Safe Harbor Matching Contributions and earnings are fully vested after two years of service and Employer Matching Contributions and earnings are fully vested after three years of service.

Distributions – Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Participants may be permitted to withdraw their before-tax account upon attainment of age 59 1/2 or hardship in accordance with the terms of the Plan.

Forfeitures – Upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by Rowan. During 2008 and 2007, Rowan utilized approximately $42,000 and $13,000,

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
respectively, of employee forfeitures for Plan administrative expenses. At December 31, 2008 and 2007, Plan assets included approximately $38,000 and $21,000, respectively, of nonvested forfeited accounts.

Plan Termination – Although it has not expressed any intention to do so, Rowan may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

Party-in-Interest Transactions – The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings. Rowan is also a party-in-interest.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – Purchases and sales of securities are recorded on a trade-date-basis. The investments held in the Master Trust are stated at fair value based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157) (See Note 6).

The FASB issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) which requires benefit-responsive investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if material (See Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net depreciation of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Rowan Companies Unitized Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments. The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Realized gains and losses on security sales are computed on an average cost basis.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

4.	INVESTMENT IN MASTER TRUST

The Master Trust for Rowan Companies and Affiliates Defined Contribution Plans commingles, for investment and administrative purposes, Plan assets with those of another plan sponsored by a Rowan subsidiary. The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans. Plan interest in the net assets of the Master Trust is based on the assets held by each plan in the Master Trust on an actual basis. Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans’ relative interest in the investment units of the Master Trust. At December 31, 2008 and 2007, the Master Trust held the following investments:

	2008		2007
	Amount	%	Amount	%
Investments — at fair value:
Interest bearing cash	$18,591,044	18%	$19,306,070	14%
Employer securities	14,827,768	14%	16,414,018	12%
Stable value fund	11,315,316	11%	10,618,544	8%
Registered investment companies	57,633,523	56%	87,734,018	65%

Total investments at fair value	$102,367,651	100%	$134,072,650	100%

Investment income for the Master Trust for the years ended December 31, 2008 and 2007 was as follows:

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(44,572,656)	$4,741,230
Interest and dividends	731,243	8,574,996

Net investment income (loss)	(43,841,413)	13,316,226

Expenses	(92,521)	(20,436)

Net income (loss)	$(43,933,934)	$13,295,790

The Plan’s interest in the Master Trust’s total investment units was approximately 60% at both December 31, 2008 and 2007, with the balance attributed to the other Rowan-sponsored plan.

The Master Trust invests a significant portion of its assets in employer securities which approximates 14% and 12% of the Master Trust’s net assets available for benefits as of December 31, 2008 and 2007, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual participant accounts and the net assets of the Plan.

5.	FULLY BENEFIT- RESPONSIVE INVESTMENT CONTRACTS

The Plan has an interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield earned by the contract for the year ended December 31, 2008 was 3.57% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2008 was 3.04%.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
6.	FAIR VALUE MEASUREMENTS

FASB Statement No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Stable value fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 5).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$18,591,044	$—	$—	$18,591,044
Employer securities	14,827,768	—	—	14,827,768
Stable value fund	—	11,315,316	—	11,315,316
Registered investment companies	57,633,523	—	—	57,633,523

	$91,052,335	$11,351,316	$—	$102,367,651

7.	TAX STATUS OF THE PLAN

The Plan’s trustee received a favorable opinion letter dated October 9, 2003, from the Internal Revenue Service informing the trustee that their prototype non-standardized profit sharing plan is qualified under provisions of Section 401(a) of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are funds managed by the Plan’s trustee and therefore qualify as party-in-interest transactions. Other party-in-interest investments held by the Plan include Rowan common stock, which totaled $12,243,007 and $12,847,752 at December 31, 2008 and 2007, respectively.

Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Rowan Companies, Inc. Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007
Net Assets Available for Benefits per the financial statements	$58,699,206	$80,775,453
Adjustment from contract value to fair value for fully benefit-responsive contracts	(289,321)	(52,079)

Net Assets Available for Benefits per Form 5500	$58,409,885	$80,723,374

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2008:

Increase in Net Assets Available for Benefits per the financial statements		$(22,076,247)
Adjustment from contract value to fair value for fully benefit-responsive contracts		(289,321)
Reverse prior year adjustment from contract value to fair value for fully benefit-responsive contracts		52,079

Increase in Net Assets Available for Benefits per Form 5500	$	(22,313,489)